January 20, 2011
VIA EDGAR TRANSMISSION
AND FEDEX
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549
Re:	Brigham Exploration Company’s Registration Statement on Form S-4 (File No. 333-171187)
Dear Mr. Schwall:
     On behalf of Brigham Exploration Company, a Delaware corporation (“Brigham” or the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Act, Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”).
     On December 15, 2010, we transmitted electronically for filing on behalf of Brigham and the subsidiary guarantors (as defined below), pursuant to the EDGAR system, a copy of a Registration Statement on Form S-4 (the “Registration Statement”) relating to the Company’s offer (the “Exchange Offer”) to exchange its 8.750% Senior Notes due 2018 to be registered under the Securities Act (the “Exchange Notes”) for any and all of its outstanding 8.750% Senior Notes due 2018 (the “Outstanding Notes”). The Outstanding Notes have been, and the Exchange Notes will be, fully and unconditionally guaranteed on a joint and several basis by Brigham Oil & Gas, L.P., a Delaware limited partnership and Brigham, Inc., a Nevada corporation (together, the “subsidiary guarantors”).
          On December 15, 2010, the Company wire transferred to the Commission funds sufficient (when taken together with the Company’s present funds balance with the Commission) to cover the payment of the filing fee, which is $21,390.
          The Company is registering the Exchange Offer in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Company represents as follows:

Mr. H. Roger Schwall
January 20, 2011

          1. The Company has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “Securities”) and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Securities.
          2. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Securities (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction.
          3. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
          4. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Securities in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as defined in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Securities.
          5. The Company will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
          (a) An acknowledgement that the exchange offeree is not engaged in, and does not intend to engage in, a distribution of the Securities.
          (b) If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Securities received in respect of the Outstanding Notes pursuant to the Exchange Offer. Such acknowledgment may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     In addition, we have the following responses to the legal comments of the Staff of the Securities and Exchange Commission contained in your letter dated January 10, 2011 to Ben M.

Mr. H. Roger Schwall
January 20, 2011

Brigham. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.
General
     Comment No. 1:
     Please make corresponding changes, as appropriate, to all documents. This will eliminate the need for us to issue repetitive comments to address deficiencies that appear at more than one place, including within the documents you file as exhibits.
     Response: We confirm that we have made corresponding changes, as appropriate to all documents filed with Amendment No. 1. Specifically, corresponding changes have been made on page 2 of the Letter to The Depository Trust Company Participants filed as Exhibit 99.3 to Amendment No. 1 and pages 1 and 2 of the Letter to Clients filed as Exhibit 99.4 to Amendment No. 1.
Exhibit 5.1
Comment No. 2:
     Please obtain and file as an exhibit a new or revised opinion to address these comments. We may have additional comments once you file the new or revised opinion.
     Response: Brigham has obtained a revised Exhibit 5.1 to address Comment No. 3 through Comment No. 8.
Comment No. 3:
     In the new or revised legality opinion, ensure that counsel includes the Form S-4 file number and quantifies the amount of securities being registered and offered to be exchanged.
     Response: Brigham has obtained a revised Exhibit 5.1 including the Form S-4 file number and the amount of securities being registered and offered to be exchanged.
Comment No. 4:
     We note that the opinion purports to be limited to the rules and regulations of the State of New York. The company must file an exhibit or exhibits which would cover within its or their scope all applicable laws of the jurisdictions of organization of the company and the subsidiary guarantors.
     Response: Brigham has obtained a revised Exhibit 5.1 which covers all applicable laws of the jurisdictions of organization of Brigham and the subsidiary guarantors, specifically the States of New York, Delaware and Nevada.
Comment No. 5:

Mr. H. Roger Schwall
January 20, 2011

     Similarly, the assumptions in paragraphs (vi)(A) and (vi)(B) do not appear to be appropriate insofar as determinations on those items would be included within and necessary to arrive at the opinions set forth in the two numbered opinion paragraphs on page 3. As appropriate, counsel may obtain and rely upon officers’ certificates in order to be in a position to render a clean and complete legality opinion.
     Response: Brigham has obtained a revised Exhibit 5.1 which does not include the assumptions in paragraphs (vi)(A) and (vi)(B).
Comment No. 6:
     The assumption which paragraph (vi)(E) purports to identify is unclear. If (vi)(E) is not removed, ask counsel to revise it to clarify the paragraph’s scope and effect.
     Response: Brigham has obtained a revised Exhibit 5.1 which does not include the assumption in paragraph (vi)(E).
Comment No. 7:
     We note the statement in the opinion that “[t]his opinion letter has been prepared, and is to be understood, in accordance with customary practice of lawyers who regularly give and lawyers who regularly advise recipients regarding opinions of this kind....” Similar language was the subject of staff comment to which you replied on September 29, 2009. As the purpose and effect of the statement as currently worded might be less than clear to the reader, please obtain revised text or further explain to us why you believe it is appropriate to retain the statement in its present form.
     Response: Brigham’s counsel has informed it that this phrase reflects the Statement on the Role of Customary Practice in the Preparation and Understanding of Third-Party Legal Opinions that was published in 63 Bus. Law. 1277 (Aug. 2008) with the approval of 28 bar associations and groups, including the TriBar Opinion Committee and the Business Law Section of the State Bar of Texas. This article can be accessed at the following internet address http://www.abanet.org/buslaw/tribar/home.shtml. Although article referenced above makes clear that the customary practice applies regardless of whether or not expressly stated in the opinion, Brigham’s counsel has deleted the phrase from the revised Exhibit 5.1.
Exhibit 23.1
Comment No. 8:
     Please obtain and file as an exhibit a Consent of Independent Registered Public Accounting Firm which indicates that the consent has been signed by the auditor.
      Response: Brigham has obtained a revised Exhibit 23.1 which indicates that the consent has been signed by the auditor.

Mr. H. Roger Schwall
January 20, 2011

Exhibit 99.1, Letter of Transmittal
Comment No. 9:
     All exchange offer participants, including broker-dealers, must represent that they are not engaged in, and do not intend to engage in, a distribution of the exchange notes. The letter of transmittal identifies this representation at romanette (iii) on page 5. However, the same letter also includes the phrase “if you are not a broker-dealer” in parallel text at romanette (v), and similar language appears in the supplemental letter provided via EDGAR on December 15, 2010. Please provide corrected documents when you file the next amendment.
     Response: Brigham has removed the phrase “if you are not a broker-dealer” from this representation on page 5 of Exhibit 99.1, page 2 of Exhibit 99.3, pages 1 and 2 of Exhibit 99.4, and in the supplemental letter above.
Comment No. 10:
     It is not appropriate to require those submitting the transmittal letter to agree or confirm that they have “read” or “understood” its provisions. Revise to eliminate all such text, including the reference in the sixth paragraph at page 4.
     Response: Brigham has eliminated the above referenced text in Exhibit 99.1.
     The Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declared the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We are providing courtesy copies of this letter and Amendment No. 1 to Douglas Brown and Timothy Levenberg of the Staff.
     Please direct any questions or additional comments regarding Amendment No. 1 and this letter to me at (214) 969-1324.
Very truly yours,
/s/ Wesley P. Williams
Wesley P. Williams
cc:	Kari A. Potts Brigham Exploration Company

Ben M. Brigham Brigham Exploration Company
Joe Dannenmaier Thompson & Knight LLP